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                                                             EXHIBIT (23)(j)(5)

["LOGO"EDWARDS ANGELL PALMER&DODGE LLP]

December 30, 2005

Seligman Tax-Exempt Fund Series, Inc.
100 Park Avenue
New York, NY 10017

Ladies and Gentlemen:

We have acted as special Massachusetts tax counsel to you to determine the Massachusetts personal income tax consequences of receipt of distributions from the Seligman Tax-Exempt Fund Series, Inc. (the "Fund") by holders of shares of the Massachusetts Series (the "Massachusetts Series").

In connection with our service as special Massachusetts tax counsel, we have examined the following documents: (a) the Articles of Incorporation of the Fund as filed with the State of Maryland on August 8, 1983 and amendments thereto and (b) a specimen certificate for a share of the Massachusetts Series.

Based on our examination of the foregoing documents and relevant laws, we are of the opinion that under existing law holders of shares of the Massachusetts Series who are subject to income taxation under Mass. G.L. c. 62 will not be subject to tax on distributions from the Fund for periods during which the Fund qualifies as a regulated investment company under section 851 of the Internal Revenue Code of 1986, as amended (the "Code"), (1) to the extent that these distributions (i) qualify as exempt interest dividends of a regulated investment company within the meaning of Code section 852(b)(5) which are directly attributable to interest exempt from Massachusetts taxation under any provision of law, on obligations issued by the Commonwealth of Massachusetts, its instrumentalities or its political subdivisions, by the government of Puerto Rico or by its authority, by the government of Guam or by its authority, or by the government of the Virgin Islands or by its authority, (ii) are attributable to interest on obligations of the United States exempt from state income taxation, or (iii) qualify as capital gain dividends within the meaning of Code section 852(b)(3)(C) which are attributable to gain exempt from Massachusetts taxation under any provision of law, on obligations issued by the Commonwealth of Massachusetts, its instrumentalities or political subdivisions; and (2) provided that the Fund identifies the items not subject to tax under Mass. G.L. c. 62 in a written notice mailed to the holders of the Massachusetts Series not later than 60 days after the close of the Fund's taxable year. Holders of shares of the Massachusetts Series who are subject to income taxation under Mass. G.L. c. 62 will generally be subject to tax on distributions which are from sources other than those described above.

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December 30, 2005
Page Two

The material set forth under the caption "Massachusetts Taxes" in the prospectus is a fair summary of this opinion. We consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and to reference to us under the heading "Massachusetts Taxes."

Very truly yours,

/s/ Edwards Angell Palmer & Dodge LLP
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Edwards Angell Palmer & Dodge LLP